December 29, 2005

Mail Stop 4561

Jeffrey A. Klopf, Esq.
Executive Vice President, General Counsel and Secretary
Global Signal, Inc.
301 North Cattlemen Road, Suite 300
Sarasota, FL 34232-6427

> **RE:** **Global Signal, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 19, 2005**
> **File No. 333-130466**

Dear Mr. Klopf:

This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 26

1. We note your intention to identify selling shareholders in a prospectus supplement pursuant to Rule 430B of Regulation C. Please tell us how you determined your status as "seasoned issuer" eligible to identify selling security holders after effectiveness.

Exhibits

2. Please tell us where you have filed the credit agreement entered into on December 9, 2005. We may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions should be directed to Charito A. Mittelman, Attorney-Advisor, at (202) 551-3402.

Sincerely,

Elaine Wolff
Branch Chief

cc: Joseph A. Coco, Esq. (*via facsimile*)